FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated April 10, 2023

Item 1

Banco Santander, S.A. (“Banco Santander”), in compliance with the Mexican and U.S. Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander informs that the Mexican Offer (as defined below) expired at 2:00 p.m., Mexico City time, on April 10, 2023, and the U.S. Offer (as defined below) expired at 5:00 p.m., New York City time, on April 10, 2023.

On February 7, 2023, Banco Santander announced the commencement of concurrent cash tender offers in Mexico (the “Mexican Offer”) and the United States (the “U.S. Offer” and, together with the Mexican Offer, the “Tender Offers”) to acquire all of the issued and outstanding (i) Series B shares (the “Series B Shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and (ii) American Depositary Shares (each of which represents five Series B Shares) of Santander Mexico (the “ADSs” and jointly with the Series B Shares, the “Shares”), in each case other than any Series B Shares or ADSs owned, directly or indirectly, by Banco Santander, and which collectively amount to approximately 3.76% of Santander Mexico’s outstanding share capital, for a purchase price of Ps.24.52 in cash per Series B Share, and U.S.$6.6876 in cash per ADS (i.e., the U.S. dollar equivalent of Ps.122.6 based on the U.S.$/Ps. exchange rate on April 10, 2023, as published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) by the Mexican Central Bank (Banco de México)) (the “Purchase Price”).

The Mexican Offer was originally scheduled to expire at 2:00 p.m., Mexico City time, on March 8, 2023 and the U.S. Offer was originally scheduled to expire at 5:00 p.m., New York City time, on March 8, 2023. On March 1, 2023, Banco Santander announced its decision to extend the expiration date of the Mexican Offer until 2:00 p.m., Mexico City time, on April 10, 2023, and the U.S. Offer until 5:00 p.m., New York City time, on April 10, 2023.

The results of the Tender Offers as of April 10, 2023 are as follows:

Offer	Series B Shares validly tendered and not validly withdrawn(1)	Series B Shares represented by ADSs tendered pursuant to guaranteed delivery process	% of total number of Series B Shares to which the Tender Offers were addressed(1)	% of Santander Mexico’s share capital(1)
Mexican Offer	91,666,658	–	35.91%	1.35%
U.S. Offer	152,469,800(2)	235,385	59.82%	2.25%
Total	244,136,458	235,385	95.73%	3.60%

(1)	Includes Series B Shares represented by ADSs.

(2)	Not considering Series B Shares represented by ADSs tendered pursuant to guaranteed delivery process.

The foregoing is based on the assumption that all Series B Shares represented by ADSs tendered pursuant to the guaranteed delivery process will be validly delivered within the required two-trading-day period in connection with the guaranteed delivery process, and is subject to change.

Assuming all Series B Shares represented by ADSs tendered pursuant to the guaranteed delivery process are validly tendered within such two-trading-day period, Banco Santander’s shareholding in Santander Mexico will increase from approximately 96.2% to approximately 99.8% of Santander Mexico’s share capital following completion of the Tender Offers. Banco Santander expects to pay the Purchase Price for Series B Shares and ADSs accepted for purchase under the Tender Offers on April 13, 2023.

As previously announced, Banco Santander intends to (i) deregister the Series B Shares from the Mexican National Securities Registry of the Mexican National Banking and Securities Commission (the “CNBV”) and delist such Series B Shares from the Mexican Stock Exchange, (ii) remove the ADSs from listing on the New York Stock Exchange and the Series B Shares and ADSs from registration with the U.S. Securities and Exchange Commission (“SEC”) (items (i) and (ii), collectively, the “Delisting”), and (iii) direct Citibank, N.A., as ADS Depositary, to terminate the ADS Amended and Restated Deposit Agreement, dated as of October 1, 2022. The Delisting was approved on November 30, 2022 at the Extraordinary General Shareholders’ Meeting of Santander Mexico with the affirmative vote of 98.31% of the shares of Santander Mexico represented at such meeting.

Pursuant to Mexican law, Banco Santander and Santander Mexico will incorporate a repurchase trust (fideicomiso) (a “Repurchase Trust”) on the date of the cancellation of the registration of the Series B Shares with the Mexican National Securities Registry of the CNBV. Holders of Series B Shares that remain outstanding following completion of the Tender Offers will have the right, but not the obligation, to sell their Series B Shares to the Repurchase Trust at any time during a period of six (6) months from the date the Repurchase Trust is incorporated for the same cash consideration that they would have received during the Mexican Offer in respect of their Series B Shares (the “Statutory Sell-out”). The Statutory Sell-out will be treated as a six-month subsequent offering period to the U.S. Offer. Under Mexican law and regulations, the Statutory Sell-out will not be treated as a tender offer in Mexico or a subsequent offering period of the Mexican Offer.

The U.S. Offer is subject to the terms and conditions set forth in the U.S. Offer to Purchase filed with the SEC and the Mexican Offer is subject to the terms and conditions set forth in the informative memorandum (folleto informativo), in each case, as amended from time to time.

Ciudad de México, April 10, 2023

Boadilla del Monte (Madrid), April 11, 2023

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, U.S. OFFER TO PURCHASE, THE TRANSACTION STATEMENT ON SCHEDULE 13E-3, SOLICITATION /RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE CNBV REGARDING THE TENDER OFFERS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFERS AND THE STATUTORY SELL-OUT AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS AND THE STATUTORY SELL-OUT.

Such documents, and other documents filed by Banco Santander and Santander Mexico, may be obtained without charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.gob.mx/cnbv. The U.S. offer to purchase and related materials may also be obtained for free by contacting the information agent for the Tender Offers.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations, or which would require Banco Santander or any of its affiliates to change or amend the terms or conditions of such offer in any manner, to make any additional filing with any governmental or regulatory authority or take any additional action in relation to such offer.

Forward-Looking Statements

This communication contains forward-looking statements which reflect management’s current views and estimates regarding the abilities of the parties to complete the Tender Offers and the expected timing of completion of the Tender Offers, among other matters. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the parties and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Tender Offers and related matters; prospective performance and opportunities; post-closing operations; the outlook for the business; filings and approvals relating to the Tender Offers; the expected timing of the completion of the Tender Offers; the ability to complete the Tender Offers considering the various conditions; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements.

A number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from Banco Santander’s or Santander Mexico’s expectations. Risks and uncertainties include, among other things, risks related to the Tender Offers, including uncertainties as to the timing of the Tender Offers; the possibility of business disruptions due to transaction-related uncertainty; uncertainties as to the availability of certain statutory relief under the U.S. securities laws; how many of Santander Mexico shareholders will tender their shares in the Tender Offers; general economic or industry conditions of areas where Banco Santander or Santander Mexico have significant operations or investments (such as a worse economic environment, higher volatility in the capital markets, inflation or deflation, changes in demographics, consumer spending, investment or saving habits, and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); potential losses from early repayments on loan and investment portfolios, declines in value of collateral securing loan portfolios, and counterparty risk; political stability in Spain, the United Kingdom, other European countries, Latin America and the US; changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit of the European Union and increased regulation in response to financial crises; the ability to integrate successfully acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and changes in access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings; and other risks and uncertainties discussed in (i) Santander Mexico’s filings with the SEC, including the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of Santander Mexico’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Banco Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Banco Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC. You can obtain copies of Banco Santander’s and Santander Mexico’s filings with the SEC for free at the SEC’s website (www.sec.gov). Other factors that may cause actual results to differ materially include those set forth in the Tender Offer Statement on Schedule TO, the Transaction Statement on Schedule 13E-3, the Solicitation/Recommendation Statement on Schedule 14D-9 and other documents related to the Tender Offers filed with the SEC by Banco Santander and/or Santander Mexico and as amended from time to time. All forward-looking statements are based on information currently available and the parties assume no obligation and disclaim any intent to update any such forward-looking statements.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Our forward-looking statements speak only as at date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Banco Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	April 10, 2023	By:	/s/ Javier Illescas
			Name:	Javier Illescas
			Title:	Group Executive Vice President